

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

> **Re: Elite Education Group International Ltd**
> **Registration Statement on Form F-3**
> **Filed May 9, 2022**
> **File No. 333-264807**

Dear Mr. Wu:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3 Filed May 9, 2022

General

1.   We note your disclosure in the "Geographic Scope of Our Operations" section on page 2, which states that during the fiscal year ending September 30, 2021, all of your customers were Chinese residents. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 available on our website at https://www.sec.gov/corpfin/sample-letter-china-based-companies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Johnathan C. Duncan